UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  August 19, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated August 19, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

August 19, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 11, 2003
AUGUST 19, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

OTC BB SYMBOL: JPNJF

J-PACIFIC COMMENCES TRADING ON OTC BULLETIN BOARD

J-Pacific Gold Inc. is pleased to announce that its common shares have been accepted for trading, commencing today on the OTC Bulletin Board under the symbol "JPNJF". The initial market maker for trading is Public Securities Inc. of Spokane Washington.

The OTC Bulletin Board listing provides investors with the ability to trade J-Pacific's common shares in the United States.

J-Pacific appreciates the guidance and assistance provided by A.B. Korelin and Associates of Vancouver, Washington and Public Securities Inc., which has enabled J-Pacific to achieve this important milestone in its corporate development.

J-Pacific Gold is a Vancouver based junior resource company focused on the exploration and development of gold properties in the United States and Canada.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Mr. Nick Ferris -Telephone 1-888-236-5200.